Filed by Wellesley Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Wellesley Bancorp, Inc.

Commission File No: 001-35352

**** IMPORTANT REMINDER ****

Your vote is needed to support the merger with Cambridge Bancorp

Dear Wellesley Bancorp, Inc. Stockholder:

By now, you should have received your proxy material for the 2020 Wellesley Bancorp, Inc. Special Meeting of Stockholders, which is scheduled to be held on March 12th. You are receiving this reminder letter because your votes were not yet processed at the time that this letter was mailed. If you have already voted, we would like to thank you for your vote.

Because the merger requires a majority vote of all outstanding shares, your vote is extremely important no matter the size of your holdings. PLEASE CAST YOUR VOTE TODAY. The fastest and easiest way to vote is by telephone or over the Internet. Instructions on how to vote your shares over the telephone or Internet are enclosed with this letter. Alternatively, you may sign and return the enclosed voting form in the envelope provided.

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY.

The Board recommends that you vote FOR proposals 1, 2, and 3. Even if you plan on attending the special meeting, we urge you to vote your shares now, so they can be tabulated prior to the special meeting.

****PLEASE VOTE TODAY****

If you sign and return the enclosed voting form without indicating your voting direction your shares will be voted FOR proposals 1, 2 and 3.

If you have questions or need help voting your shares, please call our proxy solicitation firm, Morrow Sodali LLC at 1-877-787-9239.

Thank you for your investment in Wellesley Bancorp, Inc. and for taking the time to vote your shares.

Sincerely,

Thomas J. Fontaine
President & Chief Executive Officer

Additional Information and Where to Find it

In connection with the proposed transaction, Cambridge Bancorp (“Cambridge”) has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Cambridge and Wellesley Bancorp, Inc. (“Wellesley”) that also constitutes a prospectus of Cambridge. Cambridge and Wellesley have also filed other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Cambridge and Wellesley with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Cambridge with the SEC are available free of charge on Cambridge’s website at ir.cambridge.com or by directing a request to Cambridge Bancorp, 1336 Massachusetts Avenue, Cambridge, MA 02138, attention: Corporate Secretary (617) 876-5500. Copies of the documents filed by Wellesley with the SEC are available free of charge on Wellesley’s website at www.wellesleybank.com or by directing a request to Wellesley Bancorp, Inc., 100 Worcester Street, Suite 300, Wellesley, MA 02481, attention: Corporate Secretary (781) 235-2550.

Participants in Solicitation

Cambridge and Wellesley and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Cambridge’s executive officers and directors in Cambridge’s definitive proxy statement filed with the SEC on March 19, 2019. You can find information about Wellesley’s executive officers and directors in Wellesley’s definitive proxy statement filed with the SEC on April 10, 2019. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and other relevant documents filed with the SEC. You may obtain free copies of these documents from Cambridge or Wellesley using the sources indicated above.